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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Predecessor
						Successor
	Year Ended December 31,
						Forty-six Weeks Ended December 31, 2005		Six Months Ended June 30, 2006
					Six Weeks Ended February 11, 2005		Twenty Weeks Ended June 30, 2005
	2001	2002	2003	2004
Income (loss) before taxes and minority interest:	$43,204	$47,216	$32,892	$51,645	$(9,261)	$(34,478)	$(30,807)	$13,228
Add (subtract):
Equity in net income from affiliated companies	8	(6,646)	(3,212)	(10,249)	265	(3,108)	(429)	(5,697)
Dividends received from affiliates	5,560	1,000	44	7,189	—	6,500	2,500	5,873
Interest expense	10,585	8,055	7,386	6,541	741	35,517	14,786	24,435
Amortization of debt issuing costs	188	207	252	404	29	2,012	868	1,242
Portion of rents representative of an interest factor	2,265	2,193	2,168	2,197	266	2,040	887	1,153

Income (loss), as adjusted	$61,810	$52,025	$39,530	$57,727	$(7,960)	$8,483	$(12,195)	$39,434

Fixed charges:
Interest expense	$10,585	$8,055	$7,386	$6,541	$741	$35,517	$14,786	$24,435
Amortization of debt issuing costs	188	207	252	404	29	2,012	868	1,242
Portion of rents representative of an interest factor	2,265	2,193	2,168	2,197	266	2,040	887	1,153

Total fixed charges	$13,038	$10,455	$9,806	$9,142	$1,036	$39,569	$16,541	$26,830

Ratio of earnings to fixed charges	4.74	4.98	4.03	6.31	—(a )	—(a )	—(a )	1.47

(a)
Ratio not shown due to coverage deficiency in the amount of $8,996, $28,736 and $31,086 for the six weeks ended February 11, 2005, the twenty weeks ended June 30, 2005 and the forty-six weeks ended December 31, 2005, respectively.

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Computation of Ratios of Earnings to Fixed Charges